January 5, 2022

United States Securities and Exchange Commission

Washington, DC 20549

Re: On4 Communications, Inc.

Offering Statement on Form 1-A

Filed December 8, 2021

File No. 024-11747

Dear Sir or Madam:

Please see our answers below to the Commission’s comments in your letter dated December 23, 2021.

Form 1-A filed December 8, 2021

Offering Summary, page 6

Comment 1. We note that the company commenced a prior offering in July 2021. Please disclose the number of shares sold, the amount raised, and how the company used funds from the prior offering.

Response 2. The Offering Statement has been revised to disclose the shares sold, amount raised and use of proceeds.

Securities Being Offered, page 31

Comment 2. Please disclose the material terms of the common stock being offered. Disclose the number of authorized common stock and the voting rights of the holders of common stock. Clarify your reference on page 6 that the holders of common stock will have "full voting rights." Please file the bylaws and the articles of incorporation or provide a hyperlink to those documents.

Response 2. The Offering Statement has been revised to disclose the material terms of the Company’s common stock and references the Bylaws and Articles of Incorporation as being filed previously.

Security Ownership of Management and Certain Securityholders, page 31

Comment 3. Please update the beneficial ownership table to reflect the most recent practicable date, as required by Item 12 of Form 1-A. We note that the chart is provided as of July 31, 2021. Also, please include a column in the chart and disclosure on the cover page indicating the voting power held by Mr. Berman.

Response 3. The Offering Statement has been revised to include an updated beneficial ownership table and a reference was added to indicate Mr. Berman’s voting power.

Financial Statements, page 35

Comment 4. Please revise your references to October 31, 2021 and the three months ended July 31, 2021. These periods do not correspond to the financial statements you provided in the offering statement.

Response 4. The Offering Statement has been revised to make these references consistent with the financials attached thereto.

Sincerely,

ON4 COMMUNICATIONS, INC.

/s/ Steve Berman

Steve Berman

Chief Executive Officer